

Bill Lee · 3rd

CEO at The GETTS Foundation

Santa Monica, California · 500+ connections · **Contact info**

The GETTS Foundati

Experience

CEO & Board of Directors
The GETTS Foundation
Sep 2016 – Present · 3 yrs 9 mos
Santa Monica, California



CEO & Board of Directors
Our Alchemy
Oct 2010 – Jan 2016 · 5 yrs 4 mos
Los Angeles, CA



Senior Executive Vice President - Merchandising & Marketing
Blockbuster
Sep 2008 – Oct 2010 · 2 yrs 2 mos
Dallas, Texas

President & Board of Directors
Mosaic Sales Solution
Jan 1998 – Jul 2008 · 10 yrs 7 mos
Dallas, Texas

President

Managed Four Business Reorganization

Dec 1988 – Jan 1998 · 9 yrs 2 mos

Greater New York City Area

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Skills & Endorsements

Management · 5

 Endorsed by **2 of Bill's colleagues at Our Alchemy**

Strategic Planning · 3

Kajal CHOUDHURY and 2 connections have given endorsements for this skill

Leadership · 3

Kajal CHOUDHURY and 2 connections have given endorsements for this skill

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